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June 2, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Keira Nakada
Mr. Doug Jones
Ms. Jennie Beysolow
Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd.
Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted April 25, 2023 with CIK No. 0001959726

Dear Ms. Nakada, Mr. Jones, Ms. Beysolow, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 17, 2023 on the Company’s Amendment No.2 to Draft Registration Statement on Form F-1 previously submitted on April 25, 2023 (the “Second Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No.3 to its draft registration statement on Form F-1 (the “Third Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Second Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Second Revised Draft Registration Statement.

Amendment No.2 to Draft Registration Statement on Form F-1

Cover Page

1.

We note your response to comment 3, however, your disclosure that “[y][o]ur Class A ordinary shares may be prohibited to trade on a national exchange or in the over-the counter trading market in the United States under the HFCA Act, if the PCAOB determines that it cannot inspect or fully investigate [y]our auditors for three consecutive years beginning in 2021” continues to be inconsistent with the fact that your auditor is subject to inspection at least every two years. Please revise and make conforming changes throughout the document, including on page 57, to reflect accurate and consistent disclosure.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on cover page and pages 12 and 57 in accordance with the Staff’s instructions.

Prospectus Summary, page 1

Permissions and Approvals for our Business Operation and Securities Offering, page 6

2.

We note your response to comment 4 about obtaining all material permissions and approvals. Please revise here and elsewhere as appropriate to remove the materiality qualifier and to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Disclose whether you relied on counsel in determining whether you have obtained required permissions and approvals other than with respect to the CAC and CSRC and, if not, state why not and the basis for your determination. State affirmatively whether any permissions or approvals have been denied.

In response to the Staff’s comments, the Company respectfully submits that (i) as of the date of this response letter, as advised by its PRC counsel, Han Kun Law Offices, the Company has obtained all permissions and approvals which it is required to obtain from PRC authorities to operate its business and to offer the securities being registered to foreign investors, namely the PRC business licenses maintained by its PRC subsidiaries, except for those disclosed in the Third Revised Draft Registration Statement; (ii) as of the date of this response letter, the Company has not received any formal inquiry, notice, warning, sanction, or any regulatory objection by any governmental authorities of any requirement to obtain necessary permissions and approvals for its business operation and securities offering, nor has the Company been denied of any permissions or approvals; (iii) the Company has revised the disclosure in the Third Revised Draft Registration Statement on pages 6 and 38 in accordance with the Staff’s instructions.

Conventions that Apply to this Prospectus, page 13

3.

We note your response to comment 6. Please revise to ensure that the subsidiaries named in the footnote are reflected in your company diagram on pages 7 and 97, or tell us why such disclosure is not necessary.

In response to the Staff’s comments, the Company respectfully submits that the company diagram on pages 8 and 97 reflected the Company’s significant subsidiaries as defined under Rule 1-02(w) of Regulation S-X. The Company revisited the company diagram and Exhibit 21.1 List of Significant Subsidiaries of the Registrant and made the following revisions in the Third Revised Draft Registration Statement on pages 8, 14, 97 and Exhibit 21.1: (i) revised the wording to indicate the company diagram reflected the Company’s significant subsidiaries; (ii) removed Autozi Huaxun Auto Services (Shandong) Co., Ltd (“Huaxun”) as the Company has disposed its 60% shareholding in Huaxun in May 2023; (iii) removed Autozi Auto Services (Changsha) Co., Ltd., Autozi Internet Technology (Anhui) Co., Ltd., and Autozi Auto New Retail (Anhui) Co., Ltd. as these three subsidiaries no longer satisfied the definition of significant subsidiaries.

Risk Factor

The approval of and the filing with the CSRC or other Chinese government authorities may be required..., page 58

4.

We note your response to comment 8. Please revise to clearly state, if true, that you have not engaged in the prohibited business stipulated in the 2021 Negative List and therefore are not required to comply and provide the basis for your conclusion.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on page 60 in accordance with the Staff’s instructions.

Principal Shareholders, page 185

5.

Please revise footnotes 4 and 5 to the table to identify the natural persons with investment and/or voting control over CPEC Huakai Private Equity (Fujian) Co., LTD and Funde Sino Life Insurance Co., Ltd., respectively.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on page 187 in accordance with the Staff’s instructions. In addition, the Company respectfully submits that China Development Financial Holding Corporation, a public company listed in Taiwan Stock Exchange indirectly holds 70.0% shareholding of CPEC Huakai Private Equity (Fujian) Co., LTD (“Huakai”) and Fujian Electronic Information Group Limited directly holds 30.0% shareholding of Huakai. Therefore, there is no natural person with voting control over Huakai.

Related Party Transactions, page 187

6.	Please update this section to include relevant disclosure as of the date of the prospectus. Refer to Item 7.B of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement to include the related party transactions for the period from October 1, 2022 to April 30, 2023 on pages 188 and 189 and will update the disclosure in accordance with the Staff’s instructions.

Auto Parts and Auto Accessories Sales, page F-13

7.

We note your response to comment 13 that the sales of parts and accessories to MBS stores through smart-cabinet is a very small portion of your total auto parts and auto accessories sale and that the major customers of this revenue stream are auto parts dealers. Given as such, please clarify the following in your disclosure as it relates to sales to auto parts dealers:

•	Describe the main terms that are set in the frame work contracts (e.g. total quantity that may or must be purchased, price, etc.);

•	If the price varies based on purchase quantity, describe how you determine the transaction price;

•	Typical duration of the framework contracts; and

•	Whether the customer is obligated to prepay the full amount of the minimum purchase requirement under the contract, if any, or for each order.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on page F-13 to supplement the disclosure on the sales of parts and accessories to auto parts dealers regarding the transaction process, framework contracts and other transaction terms in accordance with the Staff’s instructions. The framework contracts usually have a duration of one year, and do not set product price, minimum purchase threshold and prepayment requirement. The Group determines the part unit price for each order, rather than in the framework contract, after taking the market supply situation, purchase volume and the Group’s stock level into consideration.

8.

Refer to your responses to comments 13, 18, 19 and 20. You state your major customer are auto part dealers in terms of total auto parts and auto accessories sales. We also note your statement on page 141 that you conduct your auto parts and auto accessories business primarily through your MBS store network. Please reconcile these statements and clarify the relationship to you between auto part dealers and MBS stores and their roles in your sales of auto parts and accessories. Also, you state your sales of parts and accessories to MBS stores through smart cabinets only accounts for a very small portion of your total parts and accessories sales. In view of this and the preceding portion of this comment, explain to us and disclose as appropriate how parts and accessories are otherwise sold to MBS stores and the purpose of smart cabinets if they are not a material sales source to MBS stores.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on pages 3, 17, 28, 141, 142 and 143 to clarify that the Group currently conducts its auto parts and auto accessories sales business primarily through auto part dealers, and aims to gradually upgrade to principally connect local automotive service stores directly and transform high-quality dealers into the Group’s outsourcing service providers for warehousing management, logistics distribution and expansion and management of automotive service stores in the future in accordance with the Staff’s instructions. The Company has also revised the disclosure on page F-13 to supplement the revenue recognition of sales of auto parts and auto accessories to MBS stores in accordance with the Staff’s instructions.

The Company respectfully advices the Staff below clarifications:

•

The Group also provides auto parts and auto accessories to automotive service stores directly as the way to auto parts dealers through framework contract and specific orders. Both automotive service stores and auto parts dealers are direct customers of the Group, and some of automotive service stores are MBS stores. They enter into framework contracts with Group usually for one year under which they further place specific orders with specified numbers and fixed price according to their demand for products. The Group delivers the products according to the specific orders.

•

Except for the direct sales of auto parts to automotive service stores and MBS store through placement of orders, the Group also places general and commonly used auto parts and accessories in smart cabinets as on-spot products in stores in the convenience of instant usage, dynamic replenishment and automatic settlement to diversify business scenarios. Considering the sales amount through the smart cabinets only accounts for an immaterial portion of the Group’s total parts and accessories sales, the Company did not expand the disclosure of auto parts and auto accessories sales through smart cabinet in the revenue recognition accounting policy accordingly.

In addition, the Company has voluntarily revised the disclosure globally in the Third Revised Draft Registration Statement on pages 1, 98, 129, 132 and 135 to clarify that currently the Group does not have any certified MBS stores, however, it plans to promote MBS stores with superior performance to the first wave of certified MBS stores to build a unified business model under the “Autozi” brand name in the future.

9.

In your revised disclosure here, you state the customer is auto dealers, but it appears MBS stores are customers as well. In your responses to comments 13, 18 and 20, you state auto dealers are your major customers. Please revise your disclosure here as appropriate, with consideration to the preceding comment.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on page F-13 in accordance with the Staff’s instructions to state that the Group offers auto parts and auto accessories inclusive of lubricating oils, tires, accumulators and others to customers, including the dealers of auto parts and auto accessories, and a small portion of parts and accessories, automotive service stores and to the MBS stores.

Notes to Combined Financial Statements

3. Summary of Significant Accounting Policies

(l) Revenue Recognition

New Car Sales, page F-13

10.

You state in your response to comment 12 there is no difference of revenue recognition policy between the parallel-import car sales and new energy car sales. However, unlike parallel-import car sales, new energy cars are sold with an involvement of MBS stores. Accordingly, please describe for us and disclose the new energy vehicles’ typical sales process, including the description of the MBS store involvement, fees you incur for the MBS store involvement, whether MBS stores are exposed to the risk of loss at any point in the process (e.g., while vehicles are at MBS stores), and any other relevant factors to support your gross accounting.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on page F-13 to supplement the new energy vehicles’ typical sales process including necessary description of the MBS stores and relevant accounting impact in accordance with the Staff’s instructions.

11.	Refer to your response to comment 15. Please address the following:

1.

In point 8 you state the Group has the right to cancel the potential order before the Group enters into a firm contract with customers. Clarify if the Group can cancel the order even after the ordered vehicle has arrived in port in China. Clarify if customers are aware of this right at the time they place potential orders and how they are made aware of it.

2.

In point 8 you state the Group has the right to sell an ordered vehicle that has arrived in port to another customer that offers a higher price than the ordering customer. Clarify if customers are aware of this right at the time they place potential orders and how they are made aware of it. Clarify if the ordering customer has any recourse other than a full refund of its deposit (for example, any penalty to the Group).

3.

In point 10 you state the customer can cancel its potential order before entering into a formal contract. Clarify if the customer can cancel the order and receive a full refund of its deposit even after the ordered vehicle has arrived in port. Tell us if there are any penalties to customers for canceling orders after vehicles arrive in port.

4.

It appears the content of your response is meaningful information to help investors understand your parallel-import transactions. Consider providing disclosure consistent with the response in a suitable place in your filing, as fulsome information as this does not appear to currently exist in the filing. Also consider including additional information in connection with points 1, 2 and 3 of this comment that is considered meaningful.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on page F-13 to supplement more information of parallel-import transactions to help investors understand the Group’s sales of parallel-import cars and accounting policy in accordance with the Staff’s instructions.

The Company also respectfully advices the Staff the following clarifications:

1.

In principle, the Group has the right to handle its assets and inventory before signing a definite contract, including cancelling a potential order, even if the customer has paid a deposit and the ordered vehicle has arrived in port in China. The customers are aware of this right according to industry practice. This right is not explicitly written in any documents. As communicated with the customers, the Group usually informs the customer to pick up the vehicle after the vehicle arrives at the port within a mutually agreed period. If the customer does not pick up the car within such pre-determined period, the Group shall cancel the order and deduct certain deposit and return the remaining portion to the customer. So far, no such situation has yet happened.

2.

Same as above clarification, the Group principally has right to handle its assets before signing a definite contract with customer. The customers are aware of this right according to industry practice. In practice, when another customer with higher inquiry appears, the Group usually purchases another new car for sale when no event evidences that the first customer would likely not pick up the car.

However, if the first customer fails to pick up the car within the agreed-upon period due to force majeure factor, the Group will consider to sell the firstly ordered vehicle to the customer with higher price, and the Group will return full deposit the first customer. If the first customer fails to pick up the car in time for subjective reasons and does not reschedule a mutually-agreed time with the Group, the Group will deduct a certain proportion of the deposit and return the remaining portion to the customer. The customer has no other right of recourse.

3.

In principle, the customer has the right to cancel a potential order before signing the definitive contract, even after the ordered vehicle has arrived in port. When the customer cancels the potential order due to the subjective reasons, the Group will deduct a certain proportion of the deposit and return the remaining portion to the customer. The vehicle will become the Group’s inventory, and the Group has to actively look for the next customer order. So far, no such situation has yet happened.

12.

On page 136 you discuss the cooperation of automotive sales or service stores, including MBS stores, in regard to parallel import car sales. Disclosure in the last two sentences of the last paragraph of that page appears to indicate parallel import sales transactions are merely facilitated by your platform, suggesting you are an agent in regard to these transactions. Please explain to us and disclose as appropriate how all of the points made in your responses to prior comments 15 and 16 in supporting your assertion that (i) you have the contracted performance obligation, (ii) you have control of affected vehicles, particularly in regard to you having inventory risk for them, and (iii) you are the principal in these sales transactions is consistent with this disclosure.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on page 136 in accordance with the Staff’s instructions.

4. Deconsolidation of Subsidiaries, page F-21

13.

Please revise the disclosure you provided in response to comment 24 to clarify whether you have been legally released from the liabilities previously held by the deconsolidated subsidiaries. If not, tell us why it is reasonable to recognize gains for liabilities you are still obligated to fulfill.

In response to the Staff’s comments, the Company has revised the disclosure in the Third Revised Draft Registration Statement on page F-22 to clarify in the disclosure that the Group has been legally released from the liabilities previously held by the deconsolidated subsidiaries upon the deconsolidation in accordance with the Staff’s instructions.

If you have any questions regarding the Third Revised Draft Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Yang Ge